808513-10-5              Schedule 13D             Page 1 of 8



                                     United States
                           Securities and Exchange Commission
                                 Washington, D.C. 20549


                                      SCHEDULE 13D


                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 4)


                             The Charles Schwab Corporation
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                             (Title of Class of Securities)

                                      808513-10-5
                                     (CUSIP Number)

                        Pamela E. Herlich, Assistant Secretary
                            The Charles Schwab Corporation
                                 101 Montgomery Street
                                San Francisco, CA 94104
                                      415/627-7533

                        (Name, Address and Telephone Number of
                             Person Authorized to Receive
                              Notices and Communications)

                                   February 18, 1992
                (Date of Event which Requires Filing of this Statement)


             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ].






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             808513-10-5              Schedule 13D             Page 2 of 8



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Charles R. Schwab
                  ###-##-####

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   a [ ]
                                                                     b [ ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS
                  N/A

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED TO ITEMS 2(d) OR 2(e)                    [ ]
             6         CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

                                 7    SOLE VOTING POWER

             NUMBER OF                1,823,418
             SHARES
             BENEFICIALLY        8    SHARED VOTING POWER
             OWNED BY
             EACH                     8,613,514
             REPORTING
             PERSON              9    SOLE DISPOSITIVE POWER
             WITH
                                      1,823,418

                                 10   SHARED DISPOSITIVE POWER

                                      8,613,514

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                  10,436,932

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       [ ]

             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.2%

             14   TYPE OF REPORTING PERSON
                  IN




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             808513-10-5              Schedule 13D             Page 3 of 8



             All share figures in this Schedule 13D have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend declared October 22, 1991 to stockholders of record on November 4, 1991 and distributed on December 2, 1991.


             Item 1.   Security and Issuer

             Security:      Common Stock ($.01 par value)

             Issuer:        The Charles Schwab Corporation
                            101 Montgomery Street
                            San Francisco, CA 94104

             Item 2.   Identity and Background

             a)   Charles R. Schwab

             b)   The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             c)   Chairman, Chief Executive Officer and Director,
                  The Charles Schwab Corporation
                  101 Montgomery Street
                  San Francisco, CA 94104

             d)   Inapplicable

             e)   Inapplicable

             f)   United States of America

             Item 3.   Source and Amount of Funds

                       Inapplicable.

             Item 4.   Purpose of Transaction

                       The shares of Common Stock are held for personal
                  investment, except as noted in Item 5 below.







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             808513-10-5              Schedule 13D             Page 4 of 8



             Item 5.   Interest in Securities of Issuer

             a) 10,436,932 shares of Common Stock representing 27.2% of the Common Stock outstanding.

             b)   The 10,436,932 shares of Common Stock referred to in
                  Item 5(a) above consist of (i) 1,823,418 shares of Common Stock as to which Mr. Schwab has sole voting power and sole dispositive power (including shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan allocated to Mr. Schwab's individual ESOP account; 150 shares held by Mr. Schwab as custodian for his children; and 900 shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos Trust as to which he disclaims beneficial ownership); and
                  (ii) 8,613,514 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 393,000 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation, as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 7,749,000 shares held by Mr. and Mrs. Schwab as community property; 212,230 shares held by Mr. and Mrs. Schwab as joint tenants; and 271,284 shares held by Mrs. Schwab).

             c) The following transactions in Common Stock were effected by Mr. Schwab since the filing of Amendment No. 3 to his
                  Schedule 13D dated August 28, 1991:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     10/24/91          22,500        Disposition      N/A        Gift
     12/18/91           2,500        Disposition      N/A        Gift
     12/18/91             750        Disposition      N/A        Gift
     12/18/91             750        Disposition      N/A        Gift
     1/24/92            3,100        Sale             $33.875    Open Market
     1/24/92           14,600        Sale             $33.75     Open Market
     1/24/92           20,400        Sale             $33.625    Open Market
     1/24/92            3,500        Sale             $33.50     Open Market
     1/27/92            1,000        Sale             $33.875    Open Market
     1/27/92              300        Sale             $33.625    Open Market
     1/27/92            2,600        Sale             $33.50     Open Market




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             808513-10-5              Schedule 13D             Page 5 of 8



     1/27/92              300        Sale             $33.375    Open Market
     1/27/92            3,600        Sale             $33.25     Open Market
     1/27/92              800        Sale             $33.00     Open Market
     1/27/92            1,900        Sale             $32.875    Open Market
     1/27/92            1,000        Sale             $32.75     Open Market
     1/27/92            2,000        Sale             $32.625    Open Market
     1/27/92              400        Sale             $32.50     Open Market
     1/27/92            3,100        Sale             $32.375    Open Market
     1/27/92            3,000        Sale             $32.25     Open Market
     1/28/92            5,800        Sale             $32.375    Open Market
     1/28/92            2,300        Sale             $32.50     Open Market
     1/28/92           10,900        Sale             $32.25     Open Market
     1/28/92            3,500        Sale             $32.125    Open Market
     1/28/92            7,500        Sale             $32.00     Open Market
     1/29/92            6,400        Sale             $32.375    Open Market
     1/29/92           14,200        Sale             $32.25     Open Market
     1/29/92            3,400        Sale             $32.125    Open Market
     1/29/92            2,200        Sale             $32.00     Open Market
     1/29/92              400        Sale             $31.875    Open Market
     1/29/92            1,800        Sale             $31.75     Open Market
     1/30/92            2,400        Sale             $32.625    Open Market
     1/30/92            8,900        Sale             $32.50     Open Market
     1/30/92            3,700        Sale             $32.375    Open Market
     1/30/92            5,000        Sale             $32.25     Open Market
     1/30/92            5,100        Sale             $32.00     Open Market
     1/30/92              600        Sale             $31.875    Open Market
     1/30/92              200        Sale             $31.75     Open Market
     1/30/92            1,800        Sale             $31.625    Open Market
     1/30/92            2,300        Sale             $31.50     Open Market
     1/31/92            1,000        Sale             $33.25     Open Market
     1/31/92              500        Sale             $33.00     Open Market
     1/31/92              500        Sale             $32.875    Open Market
     1/31/92            5,000        Sale             $32.75     Open Market
     1/31/92            1,000        Sale             $32.50     Open Market
     1/31/92            3,600        Sale             $32.375    Open Market
     1/31/92            8,500        Sale             $32.25     Open Market
     1/31/92            9,300        Sale             $32.125    Open Market
     1/31/92            2,000        Sale             $32.00     Open Market
     1/31/92            1,100        Sale             $31.875    Open Market
     2/4/92               400        Sale             $32.50     Open Market
     2/4/92             5,300        Sale             $32.375    Open Market
     2/4/92             6,300        Sale             $32.25     Open Market
     2/4/92             1,000        Sale             $32.125    Open Market
     2/4/92             2,400        Sale             $32.00     Open Market
     2/4/92               900        Sale             $31.875    Open Market




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             808513-10-5              Schedule 13D             Page 6 of 8



     2/4/92             1,500        Sale             $32.375    Open Market
     2/4/92             2,500        Sale             $31.25     Open Market
     2/4/92             6,000        Sale             $31.125    Open Market
     2/4/92             7,500        Sale             $31.00     Open Market
     2/5/92             3,000        Sale             $32.50     Open Market
     2/5/92             3,100        Sale             $32.25     Open Market
     2/5/92             3,100        Sale             $32.125    Open Market
     2/5/92            13,500        Sale             $32.00     Open Market
     2/5/92             3,200        Sale             $31.875    Open Market
     2/5/92             5,300        Sale             $31.75     Open Market
     2/5/92             2,500        Sale             $31.625    Open Market
     2/6/92             2,000        Sale             $32.00     Open Market
     2/6/92               400        Sale             $31.875    Open Market
     2/6/92             2,700        Sale             $31.75     Open Market
     2/6/92             3,200        Sale             $31.625    Open Market
     2/6/92             4,700        Sale             $31.50     Open Market
     2/7/92               600        Sale             $31.625    Open Market
     2/7/92             1,100        Sale             $31.50     Open Market
     2/11/92            1,500        Sale             $31.25     Open Market
     2/11/92            5,700        Sale             $31.125    Open Market
     2/11/92            4,500        Sale             $31.00     Open Market
     2/11/92            2,300        Sale             $30.875    Open Market
     2/11/92            4,500        Sale             $30.75     Open Market
     2/12/92              500        Sale             $31.125    Open Market
     2/12/92            3,900        Sale             $30.875    Open Market
     2/12/92           12,400        Sale             $30.75     Open Market
     2/13/92            2,000        Sale             $31.125    Open Market
     2/13/92              600        Sale             $31.00     Open Market
     2/13/92            1,500        Sale             $30.75     Open Market
     2/14/92              325        Disposition      N/A        Gift
     2/14/92           20,000        Disposition      N/A        Gift
     2/18/92          123,100        Sale             $31.00     Open Market
     2/18/92           72,800        Sale             $30.75     Open Market


     In addition, during the period December 31, 1990 through July 1, 1991, a total of 259 shares of Common Stock was allocated by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan (the "Plan") to the Plan account of Mr. Schwab.

             d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation, as noted in Item 5(b) above.




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             808513-10-5              Schedule 13D             Page 7 of 8



             e)   Inapplicable.

             Item 6.   Contracts Arrangements, Understandings or
                       Relationships with Respect to the Securities of the Issuer

             1. Registration Rights and Stock Restriction Agreement, date as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation, requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

             2. Secured Demand Promissory Note, dated March 27, 1987, by Charles Schwab and Helen O. Schwab in the principal amount of $4,000,000 secured by the Common Stock acquired by Mr. Schwab. The pledge arrangement was modified by Letter Agreement, dated July 28, 1987 whereby the Lender agreed to release a certain amount of the pledged stock.

             3. In April 1989, Charles R. Schwab granted to David S. Pottruck an option to purchase from Mr. Schwab 100,000 shares of Common Stock at a price of $10 per share, vesting at the rate of 25% as of April 1, 1990 and of April 1 each year thereafter until fully vested and exercisable during the period from April 1, 1993 through March 31, 1998, pursuant to a Stock Option Agreement dated April 1989.

             4. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab in the principal amount of $650,000 secured by 60,000 shares of Common Stock.

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2. Secured Demand Promissory Note, dated March 27, 1987, by Charles R. Schwab and Helen O. Schwab for $4,000,000.*





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             808513-10-5              Schedule 13D             Page 8 of 8



             3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares.*

             4.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.**

             5. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab for $650,000.

                       *Incorporated by reference to Exhibit 1, 3 and 4, respectively, of Mr. Schwab's Schedule 13D dated September 22, 1987.

                       **Incorporated by reference to Exhibit 4 to Amendment No. 1 to Mr. Schwab's Schedule 13D dated January 30, 1991.

                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


             May __, 1994
             Date

             ___________________________
             Charles R. Schwab

                                     EXHIBIT INDEX

             Item 7.   Exhibits

             1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*

             2. Secured Demand Promissory Note, dated March 27, 1987, by Charles R. Schwab and Helen O. Schwab for $4,000,000.*

             3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares.*

             4.   Stock Option Agreement dated April 1989 between
                  Charles R. Schwab and David S. Pottruck.**

             5. Secured Demand Promissory Note, dated January 10, 1992, by Charles R. Schwab and Helen O. Schwab for $650,000.

                       *Incorporated by reference to Exhibit 1, 3 and 4, respectively, of Mr. Schwab's Schedule 13D dated September 22, 1987.
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